Filed by National Oilwell Varco, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Registration No. 333-148885
Subject Company: Grant Prideco, Inc.
Commission File No.: 001-15423
The following is a letter sent to certain Grant Prideco, Inc. stockholders commencing on April 4, 2008:
April 4, 2008
Dear Stockholder:
We have previously sent to you proxy materials for the special meeting of Grant Prideco, Inc. stockholders, to be held on April 21, 2008. Your board of directors unanimously recommends that Grant Prideco, Inc. stockholders vote FOR the approval and adoption of the merger agreement with National Oilwell Varco, Inc.
Since approval of the merger agreement requires the affirmative vote of a majority of the company’s outstanding shares, your vote is important, no matter how many or how few shares you may own. Whether or not you have already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.
Very truly yours,
Philip A. Choyce
Vice President, General Counsel and Secretary

REMEMBER:
You can vote your shares by telephone, or via the Internet.
Please follow the easy instructions on the enclosed proxy card.
If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,
INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-888-750-5834.

Grant Prideco, Inc.
400 N. Sam Houston Parkway E., Suite 900, Houston, Texas 77060 • Tel: (281) 878-8000 • Fax: (281) 878-5732

In connection with the proposed merger, National Oilwell Varco, Inc. has filed, and the Securities and Exchange Commission (SEC) has declared effective, a registration statement on Form S-4, which includes a proxy statement of Grant Prideco, Inc. that also constitutes a prospectus of National Oilwell Varco, Inc. Grant Prideco, Inc. mailed the proxy statement/prospectus to its stockholders on or about March 20, 2008. Investors and stockholders are urged to read the proxy statement/prospectus, because it contains important information. You may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National Oilwell Varco, Inc. and Grant Prideco, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas 77036, (713) 375-3700, Attention: Investor Relations, or to Grant Prideco, Inc., 400 N. Sam Houston Parkway East, Suite 900, Houston, Texas 77060, Telephone: (281) 878-8000, Attention: Investor Relations.
Grant Prideco, Inc., its directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about Grant Prideco, Inc.’s directors and executive officers can be found in Grant Prideco’s Annual Report on Form 10-K filed with the SEC on February 29, 2008, definitive proxy statement filed with the SEC on April 2, 2007 with respect to Grant Prideco’s 2007 Annual Meeting of Stockholders, and Current Reports on Form 8-K filed with the SEC on or since February 29, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

GRANT PRIDECO, INC.
400 N. Sam Houston Parkway East, Suite 900
Houston, TX 77060
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
     The undersigned hereby appoints Philip Choyce and Michael McShane, and each of them, as proxies, each with full power of substitution, to represent and vote as designated on the reverse side, all the shares of Common Stock of Grant Prideco, Inc. held of record by the undersigned on March 14, 2008, at the Special Meeting of Stockholders to be held at the Crowne Plaza Hotel Houston North-Greenspoint, 425 North Sam Houston Pkwy. East, Houston, Texas 77060, on April 21, 2008, or any adjournment or postponement thereof.
     If no choice is specified, the proxy will be voted “FOR” Item 1.
(Continued and to be signed on the reverse side.)

SPECIAL MEETING OF STOCKHOLDERS OF
GRANT PRIDECO, INC.
MONDAY, APRIL 21, 2008
PROXY VOTING INSTRUCTIONS

MAIL — Date, sign and mail your proxy card in the envelope provided as soon as possible.	COMPANY NUMBER

- OR -

TELEPHONE — Call toll-free 1-800-PROXIES (1-800-776-9437) from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.	ACCOUNT NUMBER

- OR -

INTERNET — Access www.voteproxy.com and follow the on-screen instructions. Have your proxy card available when you access the web page.

- OR -

IN PERSON — You may vote your shares in person by attending the Special Meeting.
You may enter your voting instructions at 1-800-PROXIES or 1-718-921-8500 from foreign countries or www.voteproxy.com up until 11:59 PM Eastern Time the day before the cut-off or meeting date.
Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR
VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☑

YOUR VOTE IS IMPORTANT	PROPOSAL 1. ADOPTION OF	FOR	AGAINST	ABSTAIN
MERGER AGREEMENT:
Please take a moment now to vote your shares of Grant Prideco, Inc. common stock for the upcoming Special Meeting of Stockholders.	To approve and adopt the Agreement and Plan of Merger, dated as of December 16, 2007, among National Oilwell Varco, Inc. (“National Oilwell Varco”), NOV Sub, Inc. (“NOV Sub”), a wholly owned subsidiary of National Oilwell Varco, and Grant Prideco, Inc. (“Grant Prideco”), and to approve the merger and the other transactions contemplated by the merger agreement, pursuant to which Grant Prideco will be merged with and into NOV Sub and each outstanding share of common stock of Grant Prideco will be converted into the right to receive 0.4498 of a share of common stock of National Oilwell Varco and $23.20 in cash, plus cash in lieu of fractional shares.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐
THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED “FOR” PROPOSAL 1.

Signature of Stockholder	Date:	Signature of Stockholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by the authorized person.